• Click to edit Master title style Click to edit Master title style Filed by Consolidated Communications Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934, as amended Subject Company: FairPoint Communications, Inc. Commission File No.: 001 - 32408 The following Consolidated Communications Holdings, Inc . investor presentation is being maintained on the Consolidated Communications corporate website at http://files.shareholder.com/downloads/ABEA - 3FQ4FR/3399262965x0x920590/96041AEE - 8BEA - 4935 - 991C - B91A2A489477/12.2016_CNSL_Investor_Presentation.pdf:

• Click to edit Master title style Click to edit Master title style Consolidated Communications Investor Presentation December 2016 NASDAQ: CNSL

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• Click to edit Master title style Click to edit Master title style Service Area and Network Ɣ Operations in 11 states Ɣ 14,100 fiber route miles Ɣ 5,500 on - net lit buildings Customer Base Ɣ Diverse carrier, commercial and consumer customer base Ɣ Business and Broadband focus 83% of revenue Ɣ 470,000 data/Internet connections Consolidated at a Glance Ɣ $ 755M Revenue LTM Ɣ $ 313M Adjusted EBITDA LTM Ɣ 1,800 employees Ɣ Proven track record of successful M&A: CTC, Enventis, SureWest, North Pitt, TXU Ɣ CNSL annual dividend $1.55/share Consolidated at a Glance 5

• Click to edit Master title style Click to edit Master title style Executing on our Strategy Diversify and improve revenue trends Maintain effective capital deployment Improve operating efficiency Pursue selective acquisitions Sustain and Grow Cash Flow --- Increase Shareholder Value 6

• Click to edit Master title style Click to edit Master title style Leveraging a Fiber - Rich Network Consumer • Bandwidth demand • Diverse markets • Network availability • OTT transition Carrier • Bandwidth demand • Network presence in less competitive markets • Wireless backhaul growth Commercial • Bandwidth demand • Sales engine • Diverse markets • Network deployment • Capex availability Three Key Customer Groups 7

• Click to edit Master title style Click to edit Master title style FairPoint Acquisition Rationale 8 • Regional fiber rich network spanning over 21k route miles • Over $ 1 billion in capital invested in infrastructure and technology since 2009 • Extensive fiber - to - the - tower footprint and 90%+ broadband coverage High Quality, Enterprise – Class Fiber Network • Expands network reach and scale – 35k fiber route miles, 8k fiber - connected buildings and 3k fiber - to - the - tower connections • Opportunity to leverage Consolidated’s enhanced product suite and consultative sales approach across FairPoint’s markets • Doubles the revenue base and adjusted EBITDA (including synergies) Material Increase in Scale • History of successfully integrating acquisitions with track record of exceeding synergy targets – TXU (2004), North Pittsburgh (2007), SureWest (2012) and Enventis (2014) • Plan to leverage successful consultative sales approach across customer groups Proven Integration Track Record • Expected to achieve $55MM in annual run - rate synergies • Transaction is meaningfully accretive to free cash flow per share • Maintain attractive return of capital program – $1.55 per share dividend • Pro forma net leverage of 3.8x at close (including run - rate synergies) (1) • Greater strategic and financial flexibility going forward Highly Compelling Financial Benefits Note 1. Includes expected run - rate synergies of $55MM Source Company Filings

• Click to edit Master title style Click to edit Master title style Transaction Summary 9 Notes 1. Based on average exchange ratio of 0.6222 derived from close of previous 30 trading days as of December 2, 2016 2. Balance sheet data as of September 30, 2016 3. Calculated using midpoint of 2016E EBITDA guidance of $245 – $255MM; Includes expected run - rate synergies of $55MM 4. FairPoint’s has 27.9MM fully diluted shares outstanding b ased on 0.7300 exchange ratio and Consolidated’s closing share price of $28.38 as of December 2, 2016 and Consolidated’s 51.0MM fully diluted shares outstanding • Consolidated to acquire FairPoint in a 100% stock transaction – Fixed exchange ratio of 0.7300, implying a 17% (1) premium to the 30 - day average exchange ratio Transaction Consideration and Structure • 71.3% (4) Consolidated shareholders • 28.7% (4) FairPoint shareholders Pro Forma Ownership • Financing commitment in place to refinance existing FairPoint debt Financing • Closing expected by mid 2017 Closing • Hart - Scott - Rodino, FCC and certain state regulatory approvals • Consolidated and FairPoint shareholders will have the opportunity to vote on the deal Approvals • Transaction value of $1.5Bn, including net debt of $887MM (2) • Implied EBITDA multiple of 5.9x (pre - synergies) / 4.8x (full synergies) (3) Transaction Value / Multiples Source Company Filings, FactSet

• Click to edit Master title style Click to edit Master title style 1,100 2,400 Consolidated Pro Forma Attractive Asset Portfolio of Regional Fiber Networks 10 Source Company Filings Consolidated FairPoint Operating States Fiber Network Lines FL NM MD TX OK KS NE SD ND MT W Y CO UT ID AZ NV W A CA OR KY NY PA MI N H MA CT VA WV OH IN IL NC TN SC AL AR LA MO IA MN WI GA MS VT NJ DE ME RI FairPoint Core Market Roseville Sacramento Fargo Twin Cities Duluth Mankato Des Moines Kansas City Dallas Lufkin Conroe Katy Houston St.Louis Mattoon Indianapolis Pittsburgh Gibsonia Note 1. Consolidated and FairPoint metrics rounded to nearest hundred 14,10 0 35,10 0 Consolidated Pro Forma Fiber Network Miles (1) +2.5x 5,500 8,500 Consolidated Pro Forma On - Net Buildings (1) +1.5x Fiber Wireless Tower Sites (1) +2.2x As of September 30, 2016, TTM On - Net Buildings (1) Fiber Network Miles (1) Fiber Connected Towers (1)

• Click to edit Master title style Click to edit Master title style Significant Increase in Scale 11 Note 1. Includes Access and Data and Internet Services Revenue 755 1,586 Consolidated Pro Forma Pro Forma Revenue +2.1x Source Company Filings Pro Forma Revenue As of September 30, 2016, TTM Pro Forma Revenue Mix 55 313 621 Consolidated Pro Forma EBITDA Synergies +2.0x Pro Forma EBITDA (2) As of September 30, 2016 Pro Forma EBITDA Business and Broadband 72% (1) Res. Voice & Other 22% Subsidies 7%

• Click to edit Master title style Click to edit Master title style State Coverage 11 17 24 Fiber Network Miles 14,100 21,000 35,100 On-Net Buildings 5,500 3,000 8,500 Fiber Connected Towers 1,100 1,300 2,400 Voice Connections 462,200 377,400 839,600 Data and Internet Connections 470,500 325,000 795,500 Pro Forma Operating Statistics 12 Notes 1. Excluding four overlapping states 2. Includes "Residential Voice Lines“ 3. Includes "Broadband Subscribers" and "Ethernet Circuits“ 4. Does not adjust for redundancy Source Company Filings, Consolidated and FairPoint metrics rounded to nearest hundred (2) (3) (4) (4) (1) Pro Forma

• Click to edit Master title style Click to edit Master title style $55M Annual in Well - Defined Synergies 13 Operating Costs • Corporate • Network and Operational Efficiencies • IT Support • Public Company Costs • Professional Services • Back office systems ~$45mm annually ~$10mm annually Description Amount Consolidated has a proven track record of successful integration and meeting or exceeding synergy targets Vendor and Outsourced Costs

• Click to edit Master title style Click to edit Master title style 2002 Consolidated M&A History Revenue Leverage 2004 2007 2012 2014 $ 118M $ 312M $ 426M $ 623M $ 787M 5.4x * Calculated pro forma for each respective acquisition includes full fun - rate of synergies. 4.4x 4.0x 3.9x 4.0x State 14

• Click to edit Master title style Click to edit Master title style Wireless Partnerships, Diversification • Five partnerships with Verizon Wireless and overlap with certain ILEC and CLEC markets • Strategic investments diversify our cash flows and provide a hedge against legacy declines * Received approximately $10m in non - recurring distributions in Q3 15 from the sale and leaseback of towers CNSL Cash Distributions ($ in millions) 2010 2011 2012 2013 2014 2015 Q3 16 LTM $27.4 $28.3 $29.1 $34.8 $34.6 $45.3 $34.4 * 15

• Click to edit Master title style Click to edit Master title style Investment Highlights Diversified and stable EBITDA and cash flow 11 - state network 14,100 fiber route miles CTC, Enventis, SURW, North Pitt, TXU Broadband network IP services Extensive telecom expertise Consistent results supporting dividend Extensive fiber network Track record of successful deals Advanced products Experienced team 16

• Click to edit Master title style Click to edit Master title style Appendix - Use of Non - GAAP Measures - Adjusted EBITDA Reconciliation - Net Leverage - Revenue Categories - Cash Available to Pay Dividends 17

• Click to edit Master title style Click to edit Master title style Use of Non - GAAP Measures This presentation includes disclosures regarding “EBITDA”, “adjusted EBITDA”, “cash available to pay dividends ” and the related “dividend payout ratio”, “total net debt to last twelve month adjusted EBITDA coverage ratio”, “adjusted diluted net income per share” and “adjusted net income attributable to common stockholders” , all of which are non-GAAP financial measures and described in this section as not being in compliance with Regulation S -X. Accordingly, they should not be construed as alternatives to net cash from operating or investing activities, cash and cash equivalents, cash flows from operations, net income or net income per share as defined by GAAP and are not, on their own, necessarily indicative of cash available to fund cash needs as determined in accordance with GAAP. In addition, not all compa nies use identical calculations, and the non-GAAP financial measures may not be comparable to other similarly titled measures of other companies. A reconciliation of the differences between these non -GAAP financial measures and the most directly comparable financial meas ures presented in accordance with GAAP is included in the tables that follow. Adjusted EBITDA is comprised of EBITDA, adjusted for certain items as permitted or required by the lenders under our credit agreement in place at the end of each quarter in the periods presented. The tables that follow include an explanation of how adjusted EBITDA is calculated for each of the periods presented with the reconciliation to net income . EBITDA is defined as net earnings before interest expense, income taxes, deprec iation and amortization on a historical basis. Cash available to pay dividends represents adjusted EBITDA plus cash interest income less (1) cash interest expense, (2) capital expenditures and (3) cash income taxes; this calculation differs in certain respects from the similar calculation used in our credit agreement. We present adjusted EBITDA, cash available to pay dividends and the related dividend payout ratio for several reasons. Management believes adjusted EBITDA, cash available to pay dividends and the dividend payout ratio are useful as a means to evaluate our ability to fund our estimated uses of cash (including interest on our debt) and pay dividends. In addition, we have presented adjusted EBITDA, cash available to pay dividends and the dividend payout ratio to investors in the past because they are frequently used by investors, securities analysts and other interested parties in t he evaluation of companies in our industry, and management believes presenting them here provides a measure of consistency in our financial reporting. Adjusted EBITDA and cash available to pay dividends, referred to as Available Cash in our credit agreement, are also componen ts of the restrictive covenants and financial ratios contained in our credit agreement that requires us to maintain compliance with these covenants and limit certain activities, such as our ability to incur debt and to pay dividends . The definitions in these covenants and ratios are based on adjusted EBITDA and cash available to pay dividends after giving effect to specified charges. In addition, adjusted EBITDA, cash available to pay dividends and the dividend payout ratio provide our board of directors with meaningful information to determine, with other d ata, assumptions and considerations, our dividend policy and our ability to pay dividends under the restrictive covenants in our credit agreement and to measure our ability to service and repay debt. We present the related “total net debt to last twelve month adjusted EBITDA coverage ratio” principally to put other non-GAAP measures in context and facilitate comparisons by investors, security analysts and others; this ratio differs in certain respects from the similar ratio used in our credit agreement. These measures differ in certain resp ects from the ratios used in our senior notes indenture. These non-GAAP financial measures have certain shortcomings. In particular, adjusted EBITDA does not represent the residual cash flows available for discretionary expenditures, since items such as debt repayment and interest payments are not deducte d from such measure. Similarly, while we may generate cash available to pay dividen ds, we are not required to use any such cash to pay dividends, and the payment of any dividends is subject to declaration by our board of directors, compliance with applicable law and the terms of our credit agreement. Because adjusted EBITDA is a component of the dividend payout ratio and the ratio of total net debt to last twelve month adjusted EBITDA, these measures are also subject to the material limitations discussed above. In addition, the ratio of total net deb t to last twelve month adjusted EBITDA is subject to the risk that we may not be able to use the cash on the balance sheet to reduce our debt on a dollar -for-dollar basis. Management believes these ratios are useful as a means to evaluate our ability to incur additional indebtedness in the future. We present the non-GAAP measures adjusted diluted net income per share and adjusted diluted net income attributable to common stockholders because our net income and net income per share are regularly affected by items that occur at irregular inte rvals or are non-cash items. We believe that disclosing these measures assists investors, securities analysts and other interested parties in evaluating both our company over time and the relative performance of the companies in our industry. 18

• Click to edit Master title style Click to edit Master title style Adjusted EBITDA Reconciliation 2016 2015 2016 2015 Net income (loss) 7,089$ 2,745$ 15,148$ (5,354)$ Add (subtract): Income tax expense (benefit) 4,991 2,220 22,287 (2,258) Interest expense, net 19,075 19,174 56,827 60,277 Depreciation and amortization 43,224 46,057 130,855 133,264 EBITDA 74,379 70,196 225,117 185,929 Adjustments to EBITDA (1): Other, net (2) 1,993 9,103 7,373 53,148 Investment income (accrual basis) (8,735) (10,601) (24,636) (26,046) Investment distributions (cash basis) 8,638 19,996 23,218 34,162 Non-cash compensation (3) 862 742 2,666 2,265 Adjusted EBITDA 77,137$ 89,436$ 233,738$ 249,458$ Footnotes for Adjusted EBITDA: (1) These adjustments reflect those required or permitted by the lenders under our credit agreement. (2) Other, net includes income attributable to noncontrolling interests, acquisition and non-recurring related costs, and certain miscellaneous items. (3) Represents compensation expenses in connection with our Restricted Share Plan, which because of the non-cash nature of the expenses are excluded from adjusted EBITDA. September 30, Three Months Ended September 30, Consolidated Communications Holdings, Inc. Schedule of Adjusted EBITDA Calculation (Dollars in thousands) (Unaudited) Nine Months Ended 19

• Click to edit Master title style Click to edit Master title style Net Leverage Summary of Outstanding Debt Term loan, net of discount $2,872 882,103$ Revolving loan 8,000 Senior unsecured notes due 2022, net of discount $4,453 495,547 Capital leases 17,141 Total debt as of September 30, 2016 1,402,791$ Less deferred debt issuance costs (10,813) Less cash on hand (33,403) Total net debt as of September 30, 2016 1,358,575$ Adjusted EBITDA for the last twelve months ended September 30, 2016 313,184$ Total Net Debt to last twelve months Adjusted EBITDA 4.34x Consolidated Communications Holdings, Inc. Total Net Debt to LTM Adjusted EBITDA Ratio (Dollars in thousands) (Unaudited) 20

• Click to edit Master title style Click to edit Master title style Revenue Categories Q3'15 Q4'15 Q1'16 Q2'16 Q3'16 Commercial and carrier: Data and transport services (includes VoIP) 47,198$ 47,969$ 49,112$ 48,558$ 49,653$ Voice services 25,463 25,288 25,025 25,323 25,098 Other 3,208 3,621 2,624 2,703 3,481 75,869 76,878 76,761 76,584 78,232 Consumer: Broadband (VoIP, Data and Video) 52,956 52,863 54,559 53,103 51,363 Voice services 15,143 14,829 14,491 14,028 13,717 68,099 67,692 69,050 67,131 65,080 Equipment sales and service 14,759 10,080 9,640 10,448 17,695 Subsidies 13,905 13,524 13,074 12,982 11,681 Network access 16,912 16,563 16,813 16,305 15,536 Other products and services 4,414 3,454 3,508 3,421 3,317 Total operating revenue 193,958$ 188,191$ 188,846$ 186,871$ 191,541$ Consolidated Communications Holdings, Inc. Consolidated Revenue by Category (Dollars in thousands) (Unaudited) 21

• Click to edit Master title style Click to edit Master title style Cash Available to Pay Dividends Consolidated Communications Holdings, Inc. Cash Available to Pay Dividends (Dollars in thousands) (Unaudited) Three Months Ended Nine Months Ended September 30, 2016 September 30, 2016 Adjusted EBITDA 77,137$ 233,738$ - Cash interest expense (18,257) (54,759) - Capital expenditures (31,887) (94,158) - Cash income (taxes)/refund (616) 132 Cash available to pay dividends 26,377$ 84,953$ Dividends Paid 19,622$ 58,796$ Payout Ratio 74.4% 69.2% Note: The above calculation excludes the principal payments on our debt 22